
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




09046748

31 July 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 4 Pages

dlw 8/13

FILE NO.
82-34986

Wgr - Witwatersrand Consolidated Gold Resources Limited - No Change Statement

2|7

Release Date: 02/07/2009 14:35:01 Code(s): WGR

WGR - Witwatersrand Consolidated Gold Resources Limited - No change statement
and notice of annual general meeting
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold" or "the Company")
NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
Shareholders are advised that the Wits Gold annual report, which contains
the annual financial statements for the year ended 28 February 2009, will be
posted to shareholders on 2 July 2009, and will be available on the Company`s
website from 2 July 2009. The report contains no modifications to the audited
provisional results which were published on 28 May 2009.
Notice of the Annual General Meeting
Notice is hereby given that the Annual General Meeting of Wits Gold members
will be held at Wanderers Club, 21 North Road, Illovo, on 24 July 2009 at 12:00,
to transact the business as stated in the Notice of the Annual General Meeting,
included as part of the annual report released today.
Johannesburg
2 July 2009
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 02/07/2009 14:35:01 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

FILE NO.
82-34986

WGR - Wits Gold outlines uranium - Gold resources in the Beisa North project

Witwatersrand Consolidated Gold Resources Limited (`Wits Gold` or `the Company`)
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Wits Gold outlines uranium-gold resources in the Beisa North project

Wits Gold is pleased to announce the completion of an independent review of the Company`s mineral resources in the Beisa North project, situated in the Free State goldfield, South Africa. This review, in the form of an NI43-101 technical report, reflects an Inferred Resource of 27.9Mt at a grade of 0.78kg/t U3O8 (47.84Mlbs of uranium) and 1.72g/t Au (1.55Moz of gold). The Beisa North project borders the Beisa Uranium Mine, where between 1982 and 1984 Gencor mined 2.4Mt of ore at an average grade of 0.47kg/t U3O8 (2.5Mlbs)and 1.45g/t Au (0.1Moz).

The Resource Estimate for Beisa North is also SAMREC compliant and was undertaken by ExplorMine Consultants, using a cut-off grade of 0.50kg/t U3O8 to a maximum depth of 2500 metres below surface. It was based on historical drilling information and geological reports that the Company previously purchased from AngloGold Ashanti Limited.

Wits Gold remains a gold-focused exploration company with key assets adjoining operating mines in the Potchefstroom, Klerksdorp and Free State goldfields. However, the Company is also committed to evaluating new opportunities in the Witwatersrand Basin, which historically has produced some 35% of the world's gold in addition to significant uranium. The Beisa North project represents such an opportunity, where the Ada May Reef is preserved in a large synclinal fold that characterises the western margin of the Free State goldfield. Wits Gold will concentrate on extending the shallower part of the Beisa North mineralisation which to a depth of 1 000 metres below surface contains an Inferred Resource of 13.8Mt at 0.80kg/t (24.2Mlbs) and 1.72g/t Au (0.76Moz).

NI 43-101 Statement
The Resource Estimate at Beisa North was undertaken by Qualified Persons Andre Deiss (BSc (Hons),Pr. Sci. Nat., SACNASP Reg No 400007/97), Bill Northrop (BSc (Hons), MSc, PhD, GDE,Pr. Sci. Nat., SACNASP Reg No 400164/87) and Garth Mitchell (BCom, BSc (Hons),Pr. Sci. Nat., SACNASP Reg No 400014/97), all of whom are partners in ExplorMine Consultants and are independent of Wits Gold. Messrs Deiss, Northrop and Mitchell have verified the information contained in this news release.

Information concerning the geology, mineral occurrences, nature of mineralization, rock types, quality assurance and quality control measures applied, geological controls sampling data, analytical or testing procedures, the names of analytical laboratories used and the key assumptions, parameters and methods used to estimate the Mineral Resources are communicated in the Company`s filed NI 43-101 compliant Independent Technical Report dated 30 June 2009, which can be viewed at www.sedar.com and on the Company`s web site www.witsgold.com.

Forward-Looking Information
Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward looking information can be

FILE NO.
82-34986

identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate","forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management`s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company.

Forward looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold or uranium; hazards associated with underground and surface gold and uranium mining; the ability to attract and retain qualified personnel; labour disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalisation and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.
For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749

Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Johannesburg
16 July 2009

FILE NO.
82 - 34986

WGR - Wits Gold - Results Of Annual General Meeting

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
('Wits Gold' or 'the Company')

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the Annual General Meeting of Wits Gold held today, 24 July 2009, all ordinary resolutions, as specified in the notice of the meeting, were passed by the requisite majority of shareholders.

24 July 2009

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)

Produced by the JSE SENS Department.